UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]        Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2004

OR

[  ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Transition Period from ______ to ______

Commission file number 0-24218

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

6922 Hollywood Boulevard

12th Floor

Los Angeles, CA 90028

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

6922 Hollywood Boulevard
12th Floor
Los Angeles, CA 90028

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedule
Schedule of Assets (Held at End of Year)	11

Report of Independent Registered
Public Accounting Firm

To the Plan Administrator
GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN:

We have audited the accompanying statements of net assets available for benefits of Gemstar-TV Guide International, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
May 20, 2005

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Cash	$ 57,646	$ 38,897
Investments at fair value:
Common/collective trust funds	28,719,185	29,405,687
Mutual funds	55,332,480	50,304,594
Common stock	493,169	409,161
Preferred stock	-	118,032
Participant loans	1,568,711	1,732,117

Total investments	86,113,545	81,969,591
Receivables:
Employee contributions receivable	75,060	1,243
Employer contributions receivable	35,185	608
Accrued income	9,869	9,391

Total receivables	120,114	11,242

Net assets available for benefits	$86,291,305	$82,019,730

See accompanying notes to financial statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Statement of Changes in Net Assets
Available for Benefits

Year Ended December 31, 2004

Additions to net assets available for benefits attributed to:

Investment income:
Interest	$84,333
Dividends	1,946,621

Total investment income	2,030,954
Contributions:
Employee	6,382,769
Employer, net of forfeitures	2,879,883

Total contributions	9,262,652
Net appreciation in fair value of investments	5,263,598

Total additions	16,557,204

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	12,255,228
Other, net	30,401

Total deductions	12,285,629

Net increase in net assets available for benefits	4,271,575
Net assets available for benefits:
Beginning of year	82,019,730

End of year	$86,291,305

See accompanying notes to financial statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

(1)   Description of Plan

The following description of the Gemstar-TV Guide International, Inc. 401(k) Plan, (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

         (a)    General

The Plan is a defined contribution plan covering all eligible employees of Gemstar-TV Guide International, Inc. (the “Company”) and its participating affiliates, who have completed one month of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan sponsor is Gemstar-TV Guide International, Inc.

         (b)    Contributions

Participants can elect to contribute, through payroll deductions, from 1% to 25% of pre-tax compensation, as defined in the Plan, subject to certain limitations outlined in the Internal Revenue Code (the “Code”). Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined in the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant’s contribution of pre-tax compensation. The Company’s matching percentage is determined by the Company and announced prior to the beginning of the Plan year. For the year ended December 31, 2004, the Company matched 100% of the first 4% of each participant’s contribution of pre-tax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company. There were no additional discretionary matching contributions made for the year ended December 31, 2004.

Participant contributions reported in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004, includes $316,269 rolled over into the Plan from other qualified plans.

         (c)    Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s earnings. The benefit to which a participant is entitled is the vested balance in the participant’s account.

         (d)    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting for Company matching contributions is at a rate of 20% per year beginning after the employee’s first full year of service with an additional 20% for each of the next four years, achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

Employer matching contributions plus actual earnings or losses thereon forfeited due to employees leaving the Company prior to fully vesting are primarily used to offset future employer contributions. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $325,437 and $260,151, respectively. During the year ended December 31, 2004,

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

(1)  Description of Plan (continued)

         (d)    Vesting (continued)

employer contributions were reduced by $151,302 from forfeited non-vested accounts.

         (e)    Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis.

         (f)    Payment of Benefits

Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, equal periodic payments over a designated period in accordance with current tax regulations.

         (g)    Participant Loans

Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms are not to exceed five years (20 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal on the first business day of the month prior to the date the loan is funded plus 1%. The participant repays principal and interest either through payroll deductions or in such a manner as determined by the committee appointed to administer the Plan.

         (h)    Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. The Company paid all administrative expenses in 2004.

(2)   Summary of Accounting Policies

         (a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

         (b)    Investment Valuation

The Plan’s investments are stated at fair value. Mutual funds and common stock are valued based quoted market prices. Common/collective trusts are valued by an affiliate of the trustee based upon quoted market prices of underlying investments. The participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

(2)  Summary of Accounting Policies (continued)

         (b)    Investment Valuation (continued)

The net appreciation or depreciation in investment values during the period is reflected in the Statement of Changes in Net Assets Available for Benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held.

         (c)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         (d)    Payment of Benefits

Benefits are recorded when paid.

         (e)    Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(3)  Investments

The following table presents the fair values of individual investments greater than 5% of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Merrill Lynch Retirement Preservation Trust	$18,302,888	$18,420,600
Davis New York Venture Fund Class A	12,625,065	11,377,780
Merrill Lynch Equity Index Trust Tier 1	10,416,297	10,985,087
PIMCO Total Return Fund Class A	6,173,987	6,126,334
Dreyfus Premier Balanced Fund Class A	5,249,590	5,333,024
ING International Value Fund Class A	5,683,929	4,465,627
Pioneer Growth Shares Class A	*	4,117,813

* Balance is less than 5% of the Plan’s net assets available for benefits.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

(3)  Investments (continued)

The following schedule presents the net appreciation in fair value for each significant class of investment for the year ended December 31, 2004:

2004
Mutual funds	$4,164,029
Common/collective trust funds	1,025,703
Common stock	73,866

$5,263,598

(4)  Parties-in-Interest

In addition to the Company and participants, there are three other parties-in-interest. Merrill Lynch & Co., Inc. (“Merrill Lynch”) and its affiliates, maintain certain common/collective trust funds which are included in the Plan investments. Merrill Lynch Retirement Services Group, a Merrill Lynch affiliate, performs recordkeeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee. News Corporation is a significant holder of the Company’s common stock and certain of its officers and directors serve on the Company’s Board of Directors.

(5)  Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6)  Plan Termination

Although it has not expressed any intent to do so, the Company’s Board of Directors has the right under the Plan to discontinue Company contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(7)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004:

Net assets available for benefits per the financial statements	$86,291,305
Amounts allocated to withdrawing participants	(57,090)

Net assets available for benefits per the Form 5500	$86,234,215

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

(7)  Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$12,255,228
Amounts allocated to withdrawing participants	57,090

Benefits paid to participants per the Form 5500	$12,312,318

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

Schedule 1

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2004

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
*	Merrill Lynch:
	Equity Index Trust Tier 1	Common/collective trust	117,169 shares	$10,416,297
	Retirement Preservation Trust	Common/collective trust	18,302,888 shares	18,302,888

	PIMCO:
	High Yield Fund Class A	Mutual fund	176,458 shares	1,759,284
	Total Return Fund Class A	Mutual fund	578,630 shares	6,173,987

	ING International Value Fund Class A	Mutual fund	322,036 shares	5,683,929

*	Merrill Lynch:
	Global Allocation Fund, Inc. Class A	Mutual fund	53,597 shares	884,883
	Value Opportunities Fund Class A	Mutual fund	44,542 shares	1,218,226

	Oppenheimer Capital Appreciation
	Fund Class A	Mutual fund	54,273 shares	2,237,113

	Wells Fargo Large Company Growth
	Fund Class A	Mutual fund	3,154 shares	155,049

	Fidelity Advisor Diversified
	International Fund Class T	Mutual fund	70,082 shares	1,300,727

	The Oakmark Equity and Income Fund
	Class II	Mutual fund	80,589 shares	1,888,204

	Lord Abbett Small Cap Value Fund
	Class A	Mutual fund	42,852 shares	1,176,720

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
	MFS Strategic Growth Fund Class A	Mutual fund	5,929 shares	$ 112,062

	Delaware Trend Fund Class A	Mutual fund	67,403 shares	1,427,599

	Van Kampen:
	Van Kampen American Value Fund
	Class A	Mutual fund	129,807 shares	3,159,513

	Pioneer Growth Shares Class A	Mutual fund	351,204 shares	4,260,108

	Dreyfus Premier Balanced Fund
	Class A	Mutual fund	411,410 shares	5,249,590

	AllianceBernstein Global Technology
	Fund Class A	Mutual fund	46,028 shares	2,624,087

	Massachusetts Investors Trust Class A	Mutual fund	196,775 shares	3,396,334

	Davis New York Venture Fund
	Class A	Mutual fund	411,374 shares	12,625,065

*	Gemstar-TV Guide International,
	Inc. Common Stock	Common stock	49,886 shares	295,326

*	News Corporation
	Common Stock Class A	Common stock	4,754 shares	88,709

*	News Corporation
	Common Stock Class B	Common stock	5,684 shares	109,134

*	Participant Loans	Interest rates from 5.0% to 10.5%		1,568,711

				$86,113,545

  *  Party-in-Interest as defined by ERISA

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(K) PLAN BY: /S/ Marc Verville Marc Verville Senior Vice President, Corporate Finance Operations Gemstar-TV Guide International, Inc.

Date:  June 28, 2005

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP